SUNPEAKS VENTURES, INC.

89337 Fraser Avenue

Silver Spring, MD 20370

March 29, 2012

Via EDGAR

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0302

Re:

Request for Extension to File Response

Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Reynolds,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated March 13, 2012 regarding the above referenced filings. Please accept this correspondence as a request for an extension to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter no later than Friday, April 13, 2012.

Thank you for your attention to this matter.

Sincerely,

/s/ Mackie Barch
Sunpeaks Ventures, Inc.
Name: Mackie Barch
Title: Chief Executive Officer and President